Vestas

RECEIVED
2005 JUL 11 P 3:

SUPPL

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

05009608

Randers, 7 July 2005

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Please find enclosed information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

Stock exchange announcement No. 22/2005 of 7 July 2005 – "Vestas establishes a blade factory in Tianjin, China".

Furthermore enclosed please find copies of information published since the initial submission - 26 April 2005.

Stock exchange announcements

No. 12/2005	3 May 2005	Vestas receives large order for V82-1.65 MW wind turbines for 2006 delivery in the USA
No. 13/2005	10 May 2005	Vestas receives order for 41 units of V52-850 kW wind turbines for Greece
No. 14/2005	11 May 2005	Telephone conference on 26 May 2005 at 3 p.m. (CET)
No. 15/2005	26 May 2005	Quarterly information – 1st Quarter 2005
No. 16/2005	26 May 2005	Strategic plan of action 2005 – 2008
No. 17/2005	31 May 2005	Vestas receives order for 36 units of V90-3.0 MW wind turbines for Dutch offshore project
No. 18/2005	10 June 2005	Vestas receives order for 49 units of the V80-2.0 MW wind turbine to South Korea
No. 19/2005	23 June 2005	Vestas receives orders for V90 turbines for Spain
No. 20/2005	27 June 2005	Articles in "Berlingske Tidende", 25 and 26 June 2005
No. 21/2005	30 June 2005	Vestas establishes nacelle assembly factory in Castilla y León in Spain

Press release

No. 03/2005	26 May 2005	Vestas build a large Research- and Development Centre in Aarhus, Denmark

Other information

-	26 May 2005	Invitation for Press, investor and analyst meeting

If you have any questions or comments in respect of the enclosed material, please do not hesitate to contact Ms Annette Munk Rasmussen, Vice President, Communication, IR and Secretariat.

Yours sincerely
Vestas Wind Systems A/S

Inge Lundgård Christensen
Legal Advisor

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 7 July 2005
Stock exchange announcement No. 22/2005

Vestas establishes a blade factory in Tianjin, China

Vestas has received the Business License for its first factory in China. After having surveyed a number of potential locations, Vestas has decided to set up a blade factory in Tianjin Economic-Technological Development Area (TEDA), where Vestas has signed a contract to buy about 190,000 m2 of land.

"This location offers good access opportunities to both port, rail, and major roads of China and is therefore well suited for Vestas' strategy for the region, and we look forward to working with TEDA on this project," says Ole Borup Jakobsen, President of Vestas Blades A/S.

The establishment of the factory that will employ about 240 people will be started as soon as possible, and Vestas expects to deliver the first 39-metre blades for V80-2.0 MW wind turbines during the first half of 2006. At full capacity, the factory will be able to produce approximately 600 turbine blades per year. Vestas' investment in the new factory totals around mEUR 25 (mUSD 30) and is included in the investment plans described in Vestas' Annual Report 2004.

In February 2005 the Chinese government passed a new law aimed at promoting the use of sustainable energy. The aim is to create a legal framework to utilize the country's sustainable energy capacity.

The law states that consumers are to cover part of the costs for the use of sustainable energy, while electricity utilities are obliged to purchase supplies from sustainable sources of energy.

"The target of 120,000 MW renewables installed in 2020 proves that China has ambitious plans for the development of clean energy, and we expect that wind power will account for a significant part of the 120,000 MW," says Ditlev Engel, President and CEO of Vestas Wind Systems A/S.

Mr. Li Yong, Chairman of TEDA states that *"Vestas' wind technology will provide powerful support for improvement of China's power supply and development of clean energy. We welcome this investment project."*

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

The above does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Facts about Vestas:

Vestas is the world leader in wind technology and a driving force in the development of the wind power industry. Vestas' core business comprises the development, manufacture, sale and maintenance of wind power systems.

Vestas has installed more than 26,000 wind turbines in more than 50 countries all over the world.

The Vestas Group employs 9,600 people and has production facilities in Denmark, Germany, Italy, Scotland, England, Spain, Sweden, Norway, India and Australia.

Facts about Tianjin Economic-Technological Development Area (TEDA):

Tianjin Economic-Technological Development Area (TEDA) was established in 1984 with the approval of the State Council of the People's Republic of China. It was one of the first state-class economic-technological development areas in the country. The Chinese transliteration of TEDA is pronounced roughly in the same way as its English counterpart.

TEDA is located in the centre of a large area bordering the Bohai Sea, to the east of the Asia-Europe transcontinental railway as a portal to the large cities like Beijing and Tianjin. Now, over 3,900 foreign companies have settled down in TEDA. 44 of the "Fortune 500" companies have invested in establishing 93 enterprises, including some top global companies such as Motorola, Samsung and Toyota.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 3 May 2005
Stock exchange announcement No. 12/2005

Vestas receives large order for V82-1.65 MW wind turbines for 2006 delivery in the USA

The Vestas Group has received an order for 75 units of the V82-1.65 MW wind turbines for a project located in the North East region of the USA.

At the customer's request, details about project ownership, location, etc. can not be disclosed at this time.

The order, representing 124 MW, includes supply, installation and commissioning of the wind turbines, as well as a five year service and maintenance contract. Shipment of wind turbines will begin in spring 2006. Commissioning of the wind power plant is scheduled for completion in two parts - 33 MWs in June 2006 and the balance of 91 MWs by the end of November 2006.

"It is encouraging to both customers and to Vestas that planning for the 2006 USA wind power market is underway," says Ditlev Engel, President and CEO of Vestas Wind Systems A/S and concludes; *"A good order visibility is very important for the long term capacity planning, which is necessary to satisfy customer needs for Vestas wind turbines in a growing market."*

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 08/2005 of 30 March 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 10 May 2005
Stock exchange announcement No. 13/2005

Vestas receives order for 41 units of V52-850 kW wind turbines for Greece

The Vestas Group has received an order for 41 units of V52-850 kW wind turbines for a project located near the town of Patras, on the Peloponnese in Greece.

The order has been placed by EOLIKI Panachaikou S.A., a company whose main investor and shareholder is CESA HELLAS, S.A. a Greek subsidiary of the Spanish company Corporación Eólica CESA, SA, which owns and operates several wind farms in Spain.

The order is for a turnkey project including a 5-year warranty, service and maintenance agreement. Delivery of the wind power plant will begin in July 2005 and commercial operation is scheduled to take place during the first quarter of 2006.

"*The new Greek government has announced energy as an area of priority, which among others is expected to make the permitting process easier,*" says Ditlev Engel, President and CEO of Vestas Wind Systems A/S and continues: "*The development in Greece is positive and the Panachaikou project indicates that also foreign investors like CESA S.A. are interested in the Greek market*".

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 08/2005 of 30 March 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 11 May 2005
Stock exchange announcement No. 14/2005

Telephone conference on 26 May 2005 at 3 p.m. (CET)

The Vestas Group expects to publish quarterly information (first Quarter 2005) regarding the market situation etc. on Thursday, 26 May 2005.

In connection with the publication of the quarterly information Vestas will host a telephone conference on Thursday, 26 May 2005 at 3 p.m. (CET). The telephone conference will be held in English. It will be possible to attend the conference via Vestas' website www.vestas.com or Copenhagen Stock Exchange A/S' website www.cse.dk.

Interested parties from Denmark, who wish to ask questions during the telephone conference, may call ph. +45 70 26 50 40, interested parties from the rest of Europe may call ph. +44 207 769 6432, and interested parties from the US may call ph. +1 877 204 0753. After the meeting, a replay will be available on Vestas' website www.vestas.com.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82

FILE NO. 82-34884

Vestas

COPY

RECEIVED
2005 JUL 11 P 3:24
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 26 May 2005
Stock exchange announcement No. 15/2005

Quarterly information – 1st Quarter 2005

Market situation

In 2005, Vestas still expects the global market to grow by more than 20 per cent. Overall the markets are progressing satisfactorily and according to Vestas' expectations, with a positive development in the USA and in a number of European and Asian markets. The total backlog of firm and unconditional orders at the end of the first quarter 2005 is high and corresponds to approximately six months of average production. The strong order backlog is primarily related to orders for a number of large American projects for installation before the Federal Production Tax Credit (PTC) scheme in the United States expires at the end of 2005.

The American market has developed positively and is heading for a new record year in 2005. During the spring of 2005, Vestas has announced four major orders totalling 618 MW for delivery in 2005, cf. Stock Exchange Announcements Nos. 4, 5, 6 and 9/2005. The significant volume of deliveries to the United States represents one of the major challenges in 2005. Vestas has established a project team at group level to coordinate the projects and support a successful execution of the projects.

The present PTC scheme expires at the end of 2005 and it is uncertain if and when the PTC will be extended. This creates a very unstable US market. Against this background, it is positive that Renewable Portfolio Standards at state level and increasing prices on other energy sources in the United States are increasing the non PTC dependent market base. A good order visibility is very important for the long term capacity planning and it is encouraging to note that Vestas already has received a 124 MW order for delivery in 2006 in the United States, cf. Stock Exchange Announcement No. 12/2005.

Vestas has positive expectations for the Canadian market, which is supported by the Canadian government having announced the expansion of the Wind Power Production Incentive (WPPI) from the original target of 1,000 MW to 4,000 MW. The WPPI provides power producers with a one cent per kWh payment over a ten-year period. In addition, the government has released a plan to reduce Canada's greenhouse gases as an effort to achieve its Kyoto Protocol target in 2010. The plan involves a greenhouse gas emission trading system for large industrial polluters and supports financing of domestic investments that reduce greenhouse gas emissions.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997

Quarterly information – 1st Quarter 2005

In Germany, the order intake has been in accordance with the expectations in the first quarter, and Vestas expects Germany to continue as a large market in 2005. There is high political focus on renewable energy in Germany, and a further move towards renewables and away from conventional energy is being discussed. The offshore market in Germany has a large potential, even though the timing for take-off is still somewhat uncertain. Permission for 10 offshore wind power plants in the North Sea and the Baltic Sea has been granted. Another 32 projects are currently being examined and are waiting for final permission for installation.

The order intake from the Spanish market in the first three months is in line with the expectations. The Spanish government has proposed to increase the target for wind power from 13,000 MW to 20,000 MW and Vestas expects a continued large and stable Spanish market. Vestas continues to have positive expectations for Portugal, where the government during the spring has increased the target for wind energy from 3,750 MW to 4,400 MW by 2010.

In France, an amendment to the French energy law has been proposed, which sets a 20 MW lower limit on the size of wind power projects and limits the installation of wind power to appointed wind development zones. According to the present rules, only projects up to 12 MW qualify for the fixed tariff to wind power. Currently, the final outcome of the political process in France is very uncertain, but the present 12 MW rule will stay in force two years after a possible new law is passed. The future market development in France will depend upon the final content of the new law, but the long-term market outlook is still positive.

In Great Britain, Vestas has started works on the two 90 MW offshore projects, Kentish Flats and Barrows. Both projects include 30 units of the new V90-3.0 MW offshore turbine and a successful execution of these large projects has high focus. Vestas continues to have very positive expectations for the British market, both onshore and offshore. In Ireland, growth prospects have been strengthened by governmental plans to implement a new fixed price support mechanism.

Vestas still has positive expectations for the Dutch market based on a stable permit structure and the Milieukwaliteit Energie Productie (MEP) subsidy. However, the Dutch government has decided to temporarily freeze subsidies to new offshore projects. This creates uncertainty regarding the long-term offshore potential in Holland, however, already approved off-shore projects will not be affected.

A new energy law in Poland was approved in April 2005 and the law is expected to come into force in October 2005. Against this background, there is a high level of activity in the market and several projects are in the pipeline.

In Sweden, the Ministry of Sustainable Development has announced that the implementation of the Green Certificate System will follow the time schedule for implementation of the certificate system in Norway, commencing on 1 January 2007. In spite of the delay, the

Quarterly information – 1st Quarter 2005

political signals are positive and Vestas expects the Swedish market to continue as a small but stable market.

In Italy, the order intake has been lower than expected in the first quarter, but expectations for the full year are still positive. The MW-sized turbines receive an increasing degree of interest in Italy and Vestas has received the first Italian orders for the new V90-2.0 MW turbine, which is optimised for sites with low and medium winds. In Greece, the government has made energy an area of priority, which is expected to influence the permitting process positively. On 10 May 2005, Vestas announced a 35 MW order for Greece, cf. Stock Exchange Announcement No. 13/2005.

In March 2005, the Chinese government passed a new law promoting the use of renewable energy in the country. The new law called China's Renewable Energy Promotional act will be effective by 1 January 2006, and is seen as a strong political signal of commitment to renewable energy. The law states that 10 per cent of the electricity production must come from renewable energy by 2020 corresponding to 121,000 MW. Details of the law are to be implemented, but the new law mandates compulsory purchase of renewable electricity by utilities, with extra costs of purchasing renewables being passed on to the customers.

The Australian market is driven by the availability of the Mandatory Renewable Energy Target (MRET). The policy of the present government is to continue with the MRET unchanged. The consequence of this policy is that the long term market potential for wind energy is uncertain. However, at the moment there is strong pressure on the government to prolong and raise the MRET. Furthermore, Vestas still expects that initiatives at state level will ensure that Australia remains an important market for wind power, even if the federal MRET is not extended. The market in New Zealand is expected to expand in the coming years. The market is driven by lack of energy, and the possibility to trade carbon credits.

India emerged as the third largest market in 2004 and Vestas expects continued growth in 2005. The positive development is driven by tax policies and a shortage of energy, which have increased prices and triggered private sector participation in the Indian wind energy sector. The Indian government envisages a need for an additional capacity of 100,000 MW by 2012 to bridge the gap between supply and demand of electrical energy. Ten per cent of this gap is expected to come from renewable energy.

In summary, Vestas continues to have positive expectations for the global market for wind power in 2005. The increase in installations also influences the size of the service business, and during the first quarter of 2005 Vestas has decided to establish local service offices in Austria and South Korea.

Sourcing and production

In March 2005, Vestas announced plans to reorganise production in Denmark in order to create a better exploitation of the production facilities. Assembly activities which at present takes place at the Group's head office in Randers will during 2005 successively be

Quarterly information – 1st Quarter 2005

transferred to the assembly facility in Vivero/Galicia, Spain. The assembly of turbines in Denmark is being concentrated in Ringkøbing and Viborg.

The establishment of a blade factory in Portland, Australia, is progressing according to plan. The factory is expected to start production in the second half of 2005 and will initially operate with a capacity of 150-200 MW. Planning regarding the establishment of a blade factory on the east coast of China is moving ahead and Vestas still expects to start up production in the first half of 2006.

Vestas has established a sourcing office in Shanghai, China. The establishment of the sourcing office in China is one of many activities and projects being implemented in order to increase the global sourcing in Vestas. Increased purchasing in China will contribute to increasing Vestas' purchase in USD related currencies. A number of Vestas' most important suppliers are establishing facilities in different parts of the world as well, thereby supporting a more global sourcing within Vestas.

Product development

The overriding concept of Vestas' product development plan is to develop wind power systems that can generate optimal electricity quality at the most competitive price with full consideration for safety and quality. A very important tool in the product development process is integrated product development. The purpose of the process is to make use of all the competences available in connection with product development and to ensure that the final product is optimal in all phases, from production, through installation to operation.

The V100-3.0 MW turbine is a planned development of the V90-3.0 MW model which, with its special construction in which the main axle has been replaced by a giant ring bearing, constitutes a giant technological leap forward for Vestas. The V100-3.0 MW turbine is based on the same technological platform as the V90-3.0 MW model, and extends Vestas' product range with a particularly competitive 3.0 MW turbine for sites with low and moderate winds – both on land an offshore. The test results of the V100-3.0 MW turbine have been positive, and Vestas expects to start serial production in 2006.

The V120-4.5 MW has primarily been developed for offshore operation. One of the factors behind the improved competitiveness is the lighter blades. Moreover, a more intelligent control system contributes to a reduction on the loads on the turbine as a whole. This means that it is possible to use less material to manufacture the tower. At the same time, the amount of material needed for the foundations will also be reduced, thus helping to make the turbine even more competitive. Prototypes and an 0-serie will be tested during 2005-2006 and serial production of the V120-4.5 MW is planned for 2007.

Expectations for the Vestas Group for the full year 2005

Current expectations for 2005 are unchanged compared to Stock Exchange Announcement No. 8/2005 of 30 March 2005. Based on deliveries until the end of the first quarter of 2005, a

Quarterly information – 1st Quarter 2005

strong backlog of firm and unconditional orders and a number of conditional orders and planned projects, the turnover for the full year is expected to be in the range of bnEUR 3.0-3.2. The EBIT margin for 2005 is expected to be approximately four per cent. It must be noted that continuing volatility in markets, exchange rates and project finance opportunities may affect turnover and profits. The business activities of the Vestas Group are subject to a number of risks, which means that a degree of uncertainty is linked to all forecasts.

The significant volume of orders for the United States represents a major challenge in 2005. The orders for delivery in the United States must be completed before the end of 2005, where the present PTC scheme expires. The deliveries are compressed within a short time period, which involves a number of risks related to pressure on sea and land transportation, erection and commissioning etc. If the orders are not delivered in due time, the risk of damages can not be ruled out. These projects have high focus and several initiatives have been initiated to secure a successful execution.

Networking capital at the end of the year is still expected to amount to 30-35 per cent of the net turnover for the year.

The management expects 30-35 per cent of the turnover forecast for 2005 to be generated in the first six months. For this reason, and on account of the desire to make optimal use of available production capacity, production is expected to balance out over the year as a whole. As a result, the balance sheet totals at 30 June 2005 are likely to show high inventories.

The above-mentioned prognosis for 2005 is based on the Group's current accounting policies. Vestas expects to inform about the effect of the new accounting policies (IFRS) in connection with the publication of the half-year results 2005. The Vestas Group will publish its interim financial statement for the first half-year of 2005 on 25 August 2005.

Information meeting (incl. telephone conference and webcast) on 26 May 2005 at 3 p.m. (CET)

In connection with the publication of this present quarterly information Vestas will host an information meeting for investors, analysts and the press at Tycho Brahe Planetarium, Gl. Kongevej 10, DK-1610 Copenhagen V. today, Thursday, 26 May 2005 at 3 p.m. (CET). The information meeting will be held in English and transmitted on the Internet. The transmission can be followed directly via Vestas' website www.vestas.com and Copenhagen Stock Exchange A/S' website www.cse.dk with the possibility of simultaneous translation to Danish.

It will be possible to attend the information meeting via telephone conference. Interested parties from Denmark, who wish to ask questions during the meeting, may call ph. +45 7026 5040, interested parties from the rest of Europe may call ph. +44 207 769 6432, and interested parties from the US may call ph. +1 877 204 0753.

Quarterly information – 1st Quarter 2005

After the meeting, a replay will be available on Vestas' website www.vestas.com.

Questions may – after the press- and analyst meeting at 3:00 p.m. today – be addressed to Mr. Ditlev Engel, tel +45 97 30 00 00, mobile +45 23 71 70 98.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997

Vestas

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 26 May 2005
Stock exchange announcement No. 16/2005

Strategic plan of action 2005 - 2008

President & CEO, Mr. Ditlev Engel, has presented the frame for a strategic plan of action for Vestas Wind Systems A/S' (Vestas) business development during the period 2005 - 2008, which the Board of Directors has now approved.

The aim of the plan, which has been entitled "The Will to Win", is to strengthen Vestas' financial results and long-term development opportunities considerably within the international wind power sector. The wind power sector offers an appreciable growth potential both short and long-term, but simultaneously the sector sets increased demands on the Group's capability to implement increasingly larger projects for increasingly larger and more professional customers.

"*The initiatives presented today are to secure that Vestas also in three years time from now is the world's leading manufacturer of wind power systems – both technologically and market wise. We must prepare for the future customers for our wind power systems being international energy companies. They have high demands for us and for our products.*

Many people still regard wind power and thereby Vestas as a 'romantic flirt' with alternative energy sources. It is not. Vestas and wind power is a real and very competitive alternative to oil and gas", says Ditlev Engel.

On the basis of a solid international market position and a competitive technological platform, Vestas' strategy plan includes the following elements:

Prioritisation of long-term targets

Vestas' targets and priorities for the long-term development of profit margin, net working capital and market share are set as follows:

- First priority:
    - Earnings before interest and tax (EBIT-margin) of at least 10 per cent
- Second priority:
    - Net working capital at year end of a maximum of 20-25 per cent of turnover (against previously 25-30 per cent)
- Third priority:
    - A global market share of at least 35 per cent, measured in MW of installed capacity.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997

Strategic plan of action 2005 - 2008

The Group's strategic and commercial development will be planed with a view to primary focus on the realisation of an EBIT-margin of at least 10 per cent in the accounting year 2008. This target consists of the following elements:

Expected EBIT-margin, 2005:	approximately	4 per cent
Reduction of costs related to component failures:		2 per cent
Reduction of fixed costs:		4 per cent
In total		**10 per cent**

- this does not include possible marginal improvements related to higher sales prices.

"*During the coming three years, we will primarily focus on the improvement of the profit margin – no doubt about that. This does not imply that we have rejected growth – it just has to be profitable. If the growth is profitable, we certainly wish to grow on an ongoing basis*", Ditlev Engel emphasises.

Initiatives for improved profitability

In order to secure the long-term financial targets, a number of initiatives will be started up to improve Vestas' operational profitability.

The most important initiatives are:

- The direct production costs must be reduced by improving the Group's production processes, production organisation and supplier structure.
- The indirect production costs and capacity costs must be reduced by enhancing the efficiency and simplification of the Group's organisation, by delegation of decision competence and by a clarification of the business responsibility.
- These cost savings will lead to a staff reduction. Over the coming months, Group management will decide on the scope and distribution of this adjustment, which will primarily affect the administrative double functions.
- A considerable increase of the activities within technology development will strengthen Vestas' international competitiveness and re-establish the previous very high level of customer satisfaction.
- The strengthened development activities will also secure reduced costs of warranty repairs among other things via a more close strategic partnership with sub-suppliers who share Vestas' quality perception.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997

Strategic plan of action 2005 - 2008

- The sales unit's competences within sale and delivery of large wind power projects will be strengthened, thus leading to among other things a more even distribution of sales during the year.
- Higher prices on Vestas' products and services.
- Rejection of wind power projects that are deemed not to contribute sufficiently to the Group's overall target for profitability.
- The plans for establishing local manufacture in North America are put on hold.
- Establishment of an incentive program for all employees within the Group in order to further stimulate the employees' commitment to the Group's business development.
- The dialogue with the Group's stake holders must be improved via strengthened communication activities.
- An appreciable upgrade of the investor relations activities.

"*These initiatives are aimed for increasing the effectiveness in all areas of Vestas' business. We will professionalism our dialogue with the customers, we will improve the quality of our products and we will be much more effective in all that we do.*

By the implementation of 'The Will to Win' we create a new global Vestas. This work will no doubt be exiting and very hard. At the same time, it will require the will to change for all of us and I am confident that we at Vestas can meet this challenge", says Ditlev Engel.

Adjustment of the Group's organisation

Three new operational business units are established in order to further support Vestas' business development:

Offshore
The Group's offshore tasks, including sales, project planning and delivery, has primarily been controlled by Vestas Northern Europe A/S. The size and complexity of the offshore tasks, however, requires a number of specific competences that are now gathered in the business unit Offshore.

The Group has not yet appointed a President for this unit.

Strategic plan of action 2005 - 2008

People and Culture
Vestas regards the establishment of a shared company culture within the Group very important. A shared culture can secure a smooth cooperation between units and employees in Denmark and abroad. Therefore, the business unit Vestas People and Culture will be established. The new unit will be responsible for developing programs for recruitment, human resource development and international cooperation.

The Group has not yet appointed a President for this unit.

Technology
Vestas' development is dependent upon the Group's ability to maintain, develop and protect its technological advantage compared to its competitors. Therefore, Technology will be established as a business unit, which will be responsible for strengthening the Group's innovative activities considerably. Among other things, the unit will be responsible for the determination of a proactive patent policy for the protection of technologies developed by the Group. The unit will be heading the establishment of two new research and development centres to be placed in Denmark (Aarhus) and Asia, respectively.

The Group has not yet appointed a President for this unit.

Including these three new business units, Vestas will consist of 13 operational units (see chart below).


Vestas Wind Systems A/S
(CEO / CFO)
Corporate functions
Nacelles
Central Europe
Blades
Northern Europe
Towers
Mediterr. West
Control Systems
Mediterr. East
Asia Pacific
Americas
Technology
Offshore
People & Culture
New Business Units

Strategic plan of action 2005 - 2008

Changes to the Group's board of management and management group

In connection with the simplification of Vestas' management structure, Group Executive Vice President & CSO, Mr. Jens Anders Jensen, and Group Executive Vice President & CPO, Mr. Knud Andersen, will leave their positions and Vestas as of today.

Independent of the new strategy plan and on his own initiative, Group Executive Vice President & CTO, Mr. Mogens Filtenborg, has chosen to resign from his position and seek new opportunities outside the Group, including board positions.

As a consequence of the implementation of the new strategy plan "The Will to Win" it is found to be most appropriate that Mogens Filtenborg will not be involved in the daily business of Vestas upon the 31 May 2005. However, Mogens Filtenborg will be available for the Board of Management during resignation period.

Hereafter, the Executive Board of Management consists of President & CEO, Mr. Ditlev Engel, and Executive Vice President & CFO, Mr. Henrik Nørremark.

The new management group consists of the Group Board of Management and the Presidents of the 13 business units.

Expectations for 2005 are maintained

The strategic initiatives included in "The Will to Win" will not affect Vestas' financial development in 2005. Therefore, the Group's expectations for 2005 are maintained compared to Stock Exchange announcement No. 15/2005 of today:

- Turnover: bnEUR 3.0-3.2
- EBIT-margin: approximately 4 per cent
- Investments in tangible fixed assets: mEUR 160-170
- Net working capital, end 2005: 30-35 per cent of the net turnover for the year.

Questions may – after the press- and analyst meeting at 3:00 p.m. today – be addressed to Mr. Ditlev Engel, tel +45 97 30 00 00, mobile +45 23 71 70 98.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen
Chairman of the Board of Directors

Ditlev Engel
President and CEO

Vestas

RECEIVED

2005 JUL 11 P 3:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

COPY

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 31 May 2005
Stock exchange announcement No. 17/2005

Vestas receives order for 36 units of V90-3.0 MW wind turbines for Dutch offshore project

The Vestas Group has received an order for 36 units of V90-3.0 MW wind turbines for an offshore project to be located 10 - 18 kilometres off the Dutch coast at Egmond aan Zee. The project is a turnkey project and will be supplied by Vestas in collaboration with the Dutch offshore construction company Ballast Nedam.

NoordzeeWind, a joint venture between Shell and the Dutch power company Nuon, has placed the order, and the project will be the first large offshore project for both companies.

The order includes a 5-year warranty, service and maintenance agreement. Construction of the wind power plant will begin in November 2005, and commercial operation is scheduled to take place during the fourth quarter of 2006.

"The project is the result of a long and positive collaboration between Shell and Nuon, Ballast Nedam, the Dutch government and Vestas for the development of offshore power plants", says Ditlev Engel, President and CEO of Vestas Wind Systems A/S and continues: *"Until now, the major offshore projects have been built in UK and Denmark, and it is very satisfactory that the first offshore project is now on its way in the Netherlands."*

The 108 MW offshore power plant will generate enough electricity to cover the annual electricity consumption of more than 100,000 Dutch households.

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82

FILE NO. 82-34884

Vestas

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Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 10 June 2005
Stock exchange announcement No. 18/2005

Vestas receives order for 49 units of the V80-2.0 MW wind turbine to South Korea

The Vestas Group has received an order for delivery of 49 units of the V80-2.0 MW turbine for the Gangwon Wind Park project located in north-eastern South Korea. The project is placed on two parallel mountain crests near the Odaesan National Park in the county of Pyeongchang.

The 98 MW order has been placed by Gangwon Wind Power Co., Ltd. The order comprises delivery, supervision of installation and commissioning, remote control system as well as a five-year service and maintenance agreement.

Shipment of the turbines will begin in 2005 and commissioning of the wind power plant will take place in two phases i.e. 28 MW in December 2005 and the remaining 70 MW during the second half of 2006.

The 98 MW project is the largest order received by Vestas so far in South Korea. To carry out the turnkey supply, Vestas has entered into a consortium with Unison Co., Ltd. from South Korea.

"*It is very satisfactory that the V80-2.0 MW wind turbine once again has proven its competitiveness in Asia,*" says Ditlev Engel, President and CEO of Vestas Wind Systems A/S and continues: "*The positive expectations for the South Korean market are supported by the specified targets for renewable energy aiming at increasing renewable energy's share of the total energy supply from approximately 1% in 1999 to approximately 5% in 2011. Vestas' recent decision to establish a branch office in South Korea is also based on the expectations for a continued positive market development in South Korea.*"

The above order does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

FILE NO. 82-34884

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Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 23 June 2005
Stock exchange announcement No. 19/2005

Vestas receives orders for V90 turbines for Spain

The Vestas group has received orders for at total of 20 units of the V90 wind turbine for two wind farms to be located near Tarifa in the Andalusia region in Spain. The orders have been placed by Parque Eólico Bancal S.L. and Parque Eólico Los Siglos S.L., which are owned by the same group.

The projects are both turnkey deliveries including a 2-year service, maintenance and warranty agreement. Delivery of the turbines will begin at the end of 2005 and commissioning of the wind power plants is expected to take place during the spring of 2006.

"*We are very pleased with these two new contracts for MW-turbines for Spain, which emphasise that the V90-1.8 and the V90-2.0 MW turbines are optimal for the wind regime in this region*", says Ditlev Engel, President and CEO of Vestas Wind Systems A/S and continues: "*The Spanish government's proposal of increasing the wind power target from 13,000 to 20,000 MW supports Vestas' expectations of a continued large and stable Spanish market*".

The above orders do not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

FILE NO. 82-34884

Vestas

COPY

RECEIVED

2005 JUL 11 P 3:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 27 June 2005
Stock exchange announcement No. 20/2005

Articles in "Berlingske Tidende", 25 and 26 June 2005

On Saturday, 25 June 2005, and Sunday, 26 June 2005, the Danish newspaper Berlingske Tidende ran a series of articles, which in our opinion might affect the price of Vestas' shares. Therefore, we have decided to publish our comments to Berlingske Tidende's articles in a stock exchange announcement in stead of a press release.

Vestas was of the opinion that we were being very open about the fundamental situation of the Group when we presented our new strategy plan. In view of the articles, we have to realise, however, that we have not been able to clearly explain the company's present situation. Consequently, we will once again elaborate on the following important issues that are addressed in the articles:

The strategy plan

The articles suggest that Vestas has not pointed out the risks related to the Group's operations. In our view, this is not correct. As recently as at the press and analyst meeting on 26 May 2005 we underlined (among other things) the following concerning operational risks:

> "In some markets we have sold our products at prices, terms and conditions hurting our EBIT target - especially in the US. This is now over! Period."

As contract negotiations in this industry are very complicated, the expression "at prices, terms and conditions" should be noted, since the profits of each and any of the projects are at least as dependent on terms and conditions as on price.

Furthermore, Vestas is of the opinion that in the statement below - included in stock exchange announcement No. 15/2005 of 26 May 2005 - we have emphasised just how much of a challenge the execution of the orders for the United States – and the appertaining terms and conditions – constitute in 2005:

> "The significant volume of orders for the United States represents a major challenge in 2005. The orders for delivery in the United States must be completed before the end of 2005, where the present PTC scheme expires. The deliveries are compressed within a short time period, which involves a number of risks related to pressure on sea and land transportation, erection and commissioning etc. If the orders are not delivered in due time, the risk of damages can not be ruled out. These projects have high focus and several initiatives have been initiated to secure a successful execution".

As the year progresses, Vestas will be in a better position to quantify the potential risks.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark

Randers, 27 June 2005
Stock exchange announcement No. 20/2005

Articles in "Berlingske Tidende", 25 and 26 June 2005

Vestas does not want to comment on the market's views regarding the strategy plan, but we still believe that we have openly and honestly drawn a clear picture of the great challenges the company is currently facing.

Liquidity squeeze

In the articles concerned, several references are made to an immediate lack of funds in Vestas. The articles do not specify whether this is a short term or long term problem. At the presentation of the strategy on 26 May 2005 it appeared from the documentation that Vestas is spending a very large amount of cash in the first half of the year due to the uneven distribution of turnover (see slide below, which was presented at the meeting and can be downloaded from www.vestas.com).


Vestas yearly turnover distribution
By moving into wind power systems and expanding the cooperation with major utilities Vestas expects and will seek to insure a more even distribution of our turnover on a yearly basis
100%
30%
Jan
Jun
Dec
16

In this respect, the year 2005 will be even more significant as the increased production and shipping related to the large orders for the United States implies significant use of short term liquidity.

This is the reason why Vestas always announces the target for net working capital at year-end since net working capital fluctuates markedly during the year. Hence, management expects no changes in long term cash resources by the end of 2005.

Vestas will, of course, notify the Stock Exchange if the outlook for long term cash resources – contrary to expectations – should change.

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

Articles in "Berlingske Tidende", 25 and 26 June 2005

Nordea Bank's role in connection with the combination in 2003/2004

It appears from the articles that the combination of Vestas and NEG Micon was initiated on a direct request from Nordea Bank, the main banker. This is not correct. Vestas alone took the initiative to contact NEG Micon.

"The McKinsey report"

Vestas' Board of Directors has never asked the consulting company McKinsey & Co. to prepare a report on the operations of the company. To the knowledge of the Board the consulting company has only provided ordinary consulting services at the request of Vestas' previous management. Hence, Vestas' Board has no knowledge of a "report", "pointing to a number of drastic solutions to the difficult situation".

We suppose that the "report" that is referred to in the article is an unsolicited memo, which McKinsey & Co. prepared for the new CEO in the spring of 2005 to highlight the challenges that Vestas - according to the consultants - was facing. At a meeting McKinsey & Co. presented this memo, which in Vestas' opinion was aiming at expanding the cooperation.

At the time the new management was well aware that Vestas was in need of a drastic change of strategy. This was precisely the background for the new strategy plan which was presented at the press and analyst meeting on 26 May 2005.

Yours sincerely
Vestas Wind Systems A/S

Bent Carlsen	Ditlev Engel
Chairman of the Board of Directors	President and CEO

Inquiries regarding this announcement are referred to Bent Carlsen, Chairman of the Board of Directors, telephone +45 40 19 80 80, or Ditlev Engel, President and CEO, telephone +45 97 30 00 00, mobile +45 23 71 70 98.

FILE NO. 82-34884

Vestas

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Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 30 June 2005
Stock exchange announcement No. 21/2005

Vestas establishes nacelle assembly factory in Castilla y León in Spain

As a step to strengthen Vestas' position in Castilla y León and in Spain in general, the Vestas Group has decided to establish a nacelle assembly factory in Villadangos, in the province of Castilla y León, on land developed by the regional government. The factory, to be built inside a 25,000 square-metre plot, will specialize in production of V90 wind turbines, which are very competitive in the Spanish market.

The factory is expected to be put into operation during the first half of 2006 and when fully operational, the factory will have an annual capacity of 300 nacelles and is expected to generate employment for up to 150 people. The total investment in production equipment, land and buildings is expected to amount to mEUR 10.

Spain is one of the leading countries in wind energy worldwide with an installed capacity of more than 9,000 MW, and Vestas expects that the market will continue as a large and stable market in the coming years. The wind power plants so far installed in the Castilla y León region have a capacity of more than 1,700 MW, and with the region's specific development plans, the capacity is expected to increase to 6,000 MW.

The new production facility will further increase the Group's production capacity from Spain, as supplies from the Galician Vivero nacelle assembly factory will also increase in 2006, cf. Vestas' press release of 4 March 2005.

"*The establishment of a nacelle factory in Castilla y León continues the part of our strategy related to expansion of the manufacturing capacity close to the new markets, and the new Vestas production facility marks another positive development in the long and open relationship between the Castillla y León Government and Vestas,*" says Ditlev Engel, President and CEO of Vestas Wind Systems A/S.

The above establishment of local production does not affect the Vestas Group's expectations for 2005, cf. Stock exchange announcement No. 15/2005 of 26 May 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark

Vestas

Press release

Vestas to build a large Research- and Development Centre in Aarhus, Denmark

The world's leading manufacturer of wind power systems has decided to build two new technology centres – one in Aarhus, one in Asia – as part of the company's R&D activities.

To cement its leading global market position, the world's largest wind turbine manufacturer Vestas now concentrates its Danish R&D activities in Aarhus. The new 12,500 square meter high-end technology centre will be built on a 25,000 square meter site in Skejby. In time the centre will create up to 500 high technology jobs. Vestas plans for a similar technology centre in Asia – the exact location has yet to be decided.

The project is part of the Group's effort not only to maintain its leading global market position, but to strengthen it even further. According to recent statistics, Vestas has a total world market share of 34 per cent, while the closest competitor has only half, 17 per cent. The future battle for market shares will to a large extent be fought in the market of very large wind power systems, the 'Megawatt Wind Turbines', of which Vestas has 42 per cent of the world market:

"Above all, it is this unique position we wish to protect and improve with the two new technology centres," says Ditlev Engel, President and CEO of Vestas.

"The fact that a Danish company has come to play a global role as the world's undisputed market leader in relatively few years is an accomplishment in itself. But we cannot allow ourselves to rest on the laurels; the competition is extremely fierce.

A few years back, we mainly worked with rather small wind turbines and customers; today we also focus on the very large players in the market. Therefore it is essential for us to emphasise that our market position is not only about the number of wind turbines sold and mounted, but just as much about our technological capabilities. The two new centres will be the irrefutable proof of that, hopefully to the delight of the employees who will be working there," says Ditlev Engel.

Vestas expect to initiate the Aarhus construction later this year. The Group already owns a large site with a significant location facing Randersvej, where the new technology centre will be built.

Ditlev Engel: "With the new technology centres we wish to create exciting and inspiring research environments, where the employees experience a feeling of affiliation, and where they themselves can influence the ambience. The technology centre in Aarhus will undoubtedly become one of the most attractive high-tech work places in this part of the world; we want it to be both enjoyable and challenging to be with us".

For further information regarding this release, please contact:
Ditlev Engel, President and CEO – after the press- and analyst meeting at 3:00 p.m. today – tel +45 97 30 00 00, mobile +45 23 71 70 98.

Facts on Vestas' New Technology Centre in Aarhus

The architectural vision

- A house that brings together and stimulates close relations. Key words: 'closeness and flexibility'
- An open environment with significant linking elements, which provide understanding for the entity of the company
- Spaciousness to excite and further creative work
- Decentral sub-environments, which encourage both professional development and social cooperation
- Flexible settings to further co-operation across organisational and functional boundaries and accommodates new requirements for product development and employee care
- A house with a significant expression that matches Vestas Technology Centre's image as a dynamic and ambitious entity.



Organisation

As opposed to a classic office building with the hierarchic organisation surrounding a central atrium, the idea is to employ a more 'liquid organisation' in the new centre – a sort of network structure, where decentralised environments are linked by the infrastructure of the building. This creates environments – or quarters – of well-arranged social entities, which further the development of sub-cultures and support a well-operating project organisation. Environments, where the employees experience affiliation, and where they can influence the ambience. The openness and the short distances between the employees encourage knowledge sharing.

The environments are varied in shape and dimensions, but must be adaptable to different work forms and project teams of different sizes and assignments. The environments contain flexible working areas, which can be organised as large open offices or small offices. Furthermore, it is the intention to establish small rooms for project work and brainstorming sessions. The organisation allows for the employees to give the environments their individual touch in order for each area to have its own architectural characteristics.

The organisation of the building can be likened to a city. The life of the employees plays out in different quarters, while the public areas are central to the comprehension of the entity and the company's values and identity. Here the employees meet – incidentally or planned. Here joint events are held, and it is also here that guests arrive and have a glimpse of the life as it is played out in the development centre.

A significant element in the organisation of the house is the linkage between the development centre and the test centre – with the purpose of creating a close co-operation – both physically and psychologically – between the various areas. The two environments have different requirements to the settings, but there must not be any physical or psychological obstacles between the areas.



The Expression of the Building

The organisation shapes the building, so to speak; it is reflected architecturally both on the outside and the inside. From the outside the building is experienced as a dynamic movement and a rational shape at the same time. Shapes stem from the site's natural limitations, but the tight shape is put into motion by significant incisions shaped as gardens and terraces.

The green elements divide the building in decentralised units. They support the quarters' local characteristics and open for the possibility to be outdoors.

At the same time, the incisions create varied lighting conditions inside the building and ensure openness and transparency in between the quarters.


Situationsplan 1:2000

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com

FILE NO. 82-34884

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RECEIVED

2005 JUL 11 P 3:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Randers, 26 May 2005

Invitation for

Press, investor and analyst meeting

Today, Vestas Wind Systems A/S announced that the Group has approved a new strategy plan, "**The Will to Win**". Also today, Vestas released its information report for the first quarter of 2005.

Members of the press, financial analysts and investors are invited to attend an information meeting today at

3:00 p.m.
Tycho Brahe Planetarium
Gl. Kongevej 10, DK-1610 Copenhagen V

At the meeting, Ditlev Engel, President and CEO of Vestas will present the Group's business development in the first quarter of 2005 and the key elements of the new strategy plan.

The meeting, which will be conducted in English, is webcasted live from ***www.cse.dk*** and from ***www.vestas.com*** with the option of Danish simultaneous interpretation.

It is possible to attend the meeting via a conference call facility:

- From Denmark: 70 26 50 40
- From the rest of Europe: +44 207 769 6432
- From North America: +1 877 204 0753

After the meeting, a replay of the webcast will be available on Vestas' website www.vestas.com.

Questions regarding the meeting are referred to the Investor Relations Department at Vestas Wind Systems A/S, phone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997